
Mail Stop 3561

June 6, 2017

Michael J. Garberding
Chief Financial Officer
EnLink Midstream, LLC
2501 Cedar Springs
Dallas, Texas 75201

     Re: EnLink Midstream, LLC
             Form 10-K for the Fiscal Year Ended December 31, 2016
             Filed February 15, 2017
             File No. 1-36340

Dear Mr. Davis:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 73

1. We note you use cash available for distribution as a liquidity measure. As such, please provide a reconciliation of distributable cash flow to cash provided by operating activities. Please refer to Item 10(e)(1)(i)(B) of Regulation S-K.

Critical Accounting Policies

Impairment of Goodwill, page 85

2. Please tell us your consideration of providing the following disclosures for each reporting unit that is at risk of failing step one of the impairment test:

- The percentage by which fair value exceeded carrying value as of the date of the most recent test; and

- The amount of goodwill allocated to the reporting unit;

If no reporting units are at risk of failing step one, please tell us your consideration of disclosing this assertion.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements, page 99

3. We note your presentation of parent company financial statements in Schedule I beginning on page 192. Please tell us: (i) the amount of restricted net assets of consolidated subsidiaries and your equity in the undistributed earnings of investments accounted for by the equity method as of the most recent balance sheet date and how you computed the amount; and (ii) your consideration of providing the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X.

Exhibits 31.1 and 31.2

4. In future filings please remove the officer's title in the introductory line of each certification. Refer to Item 601(b)(31) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Preston Bernhisel, Esq.